UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1. Press Release entitled “Telefônica Brasil S.A. – Minutes of the 211th Meeting of Board of Directors - Approval of the Corporate Restructure Proposal.” dated on March 15, 2012.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 211th MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: March 15, 2012, at 4:00 p.m., exceptionally held at Av. Roque Petroni Junior, 1464 – 6º andar, Morumbi, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: These minutes were signed by the attending Board Members, according to the article 19, paragraph 4 of Bylaws, representing a quorum required for installation and deliberation.

4. AGENDA AND RESOLUTIONS:

The Chairman of the Board of Directors of Telefônica Brasil S.A. (“Company”), Antonio Carlos Valente da Silva, explained that the meeting aimed to discuss and deliberate on the proposed corporate restructure involving the Company's wholly-owned subsidiaries, in order to rationalize the rendering of the services developed by these subsidiaries and the concentration of services provision of telecommunications into a only one company ("Corporate Restructure").

The Chairman informed that the proposal Corporate Restructure will be implemented by a process of partial split off and merger, involving only the wholly owned subsidiaries of the Company A.Telecom S.A., Telefônica Data S.A., Telefônica Sistema de Televisão S.A., and Vivo S.A., so that at the end of the process, the economic activities that are not telecommunications services, including the Value Added Services as defined in article 61 of the General Telecommunications Law provided by several wholly owned subsidiaries will be concentrated at Telefônica Data S.A. (which will remain existing) and other telecommunications services will be unified in the Company, to this end and as the final step of the Corporate Restructure, it will incorporate the companies.

In addition to the rationalization of the rendering of the services, the Corporate Restructure (now feasible because of the changes in regulatory standards applicable to public utility operators of Fixed Switched Telephone Service (Serviço Telefônico Fixo Comutado – STFC), aims to simplify the current organizational structure of the Company, as well as assist the integration of the business and generation of synergies arising from this.

The Chairman also clarified that the Corporate Restructure will be submitted to the National Telecommunications Agency – ANATEL (“Anatel”), being effective only after approval of the referred agency.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

At the end, the Chairman informed that when granted the prior consent by Anatel, it will exercise its call option of all the common shares of the companies Lemontree Participações S.A. and GTR-T Participações e Empreendimentos S.A., under the terms of the Relevant Fact of October 21, 2011, allowing the incorporation of the companies CaTV and TVA Sul Paraná, Lemontree Participações S.A. and GTR-T Participações.

After the clarifications, the Board members, unanimously deliberated:

(i) to approve the initiation of the process of Corporate Restructure required and as well as the initiation of the studies and evaluations concerning the incorporation process of the Company’s wholly-owned subsidiaries, whereby the final terms and conditions will be appreciated by this Council ad referendum of the Company's general meeting that decides on the matter, and

(ii) to authorize the Company’s managers to practice the acts necessary for the start of the Corporate Restructure, including the submission of the transaction for consideration and approval by Anatel and other appropriate measures, including, without limitation, hiring consultants and making the necessary disclosures to the market.

Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up by the Secretary of the Board, which minutes were approved and signed by the Directors who attended the meeting, and transcribed in the proper book. São Paulo, March 15, 2012. (signatures) Board of Directors: Antonio Carlos Valente da Silva – Chairman of the Board of Directors, Santiago Fernandez Valbuena – Vice-President of the Board of Directors, Antonio Gonçalves de Oliveira, Eduardo Navarro de Carvalho, Fernando Xavier Ferreira, Francisco Javier de Paz Mancho, Iñaki Urdangarín, José Fernando de Almansa Moreno-Barreda, José Manuel Fernandez Norniella, Luciano Carvalho Ventura, Luis Javier Bastida Ibarguen, Luiz Fernando Furlan, Narcis Serra Serra, Paulo Cesar Pereira Teixeira, Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 211th Meeting of the Board of Directors of Telefônica Brasil S.A., held on March 15, 2012, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors
OAB/RS n° 45.479

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	March 15, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director